[MarkWest Energy Partners, L.P. Letterhead]

October 16, 2009

Via FACSIMILE and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-0405

Fax: (202) 772-9220

Attn:                  Mr. H. Roger Schwall

Re:                             Registration Statement on Form S-4

Filed July 2, 2009

File No. 333-160420

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement (as amended, the “Registration Statement”) be accelerated so that such Registration Statement will become effective at 5:00 p.m. (Eastern Daylight Time) on October 19, 2009 or as soon thereafter as practicable.

In addition, we acknowledge the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MarkWest Energy Partners, L.P.

By:	MarkWest Energy GP, L.L.C.,
its General Partner

By:	/s/ C. Corwin Bromley
C. Corwin Bromley
Senior Vice President, General
Counsel and Secretary